EXHIBIT 99.1
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[GRAPHIC & PHOTOGRAPHS OMITTED]
[LOGO -- CANADIAN NATURAL]

                                                                   PRESS RELEASE


                       CANADIAN NATURAL RESOURCES LIMITED
                               ANNOUNCES DIVIDEND
          CALGARY, ALBERTA - FEBRUARY 23, 2005 - FOR IMMEDIATE RELEASE

Canadian Natural Resources Limited announces its Board of Directors has declared a quarterly cash dividend on its common shares of C$0.1125 (eleven and one-quarter cents) per common share. The dividend will be payable April 1, 2005 to shareholders of record at the close of business on March 18, 2005.


Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore West Africa.



For further information, please contact:

                       CANADIAN NATURAL RESOURCES LIMITED
                           2500, 855 - 2nd Street S.W.
                                Calgary, Alberta
                                     T2P 4J8

     TELEPHONE:        (403) 514-7777                     ALLAN P. MARKIN
                                                                 Chairman

     FACSIMILE:        (403) 517-7370                    JOHN G. LANGILLE
     EMAIL:            ir@cnrl.com                              President
     WEBSITE: www.cnrl.com
                                                            STEVE W. LAUT
                                                  Chief Operating Officer
     TRADING SYMBOL - CNQ
     Toronto Stock Exchange                               COREY B. BIEBER
     New York Stock Exchange                                     Director
                                                       Investor Relations